Exhibit 2.1

Hewlett-Packard Company 3000 Hanover Street MC 1050 Palo Alto, CA 94304 www.hp.com

18 August 2011

STRICTLY PRIVATE AND CONFIDENTIAL

To:	The Board of Directors
Autonomy Corporation plc
Cambridge Business Park
Cambridge
Cambridgeshire
CB4 0WZ

Dear Sirs,

Offer for Autonomy Corporation plc (“Autonomy”)

We refer to the recent correspondence and discussions regarding the proposed offer by or on behalf of Hewlett-Packard Vision B.V. (“HP BV”) for the entire issued and to be issued share capital of Autonomy not already held by HP BV (within the meaning of section 974(2) of the Companies Act) at a price of £25.50 per share (the “Offer” or the “Transaction”, which terms shall, for the purposes of this letter agreement, include any extended or revised offer and any other proposed takeover or merger transaction however effected between Autonomy and HP BV or any of their subsidiaries, by way of scheme of arrangement or otherwise and shall include all appropriate proposals to be extended to holders of convertible securities or options in Autonomy in accordance with Rule 15 of the City Code).

We further refer to the joint announcement by Autonomy and HP BV of the Transaction attached to this letter agreement as Attachment 1 (the “Press Announcement”).  Terms not defined in this letter agreement shall bear the same meaning as in the Press Announcement.

In consideration of our incurring further costs and expenses in proceeding with preparation for the Transaction, including negotiating the terms of the Transaction and instructing our advisers to draft, negotiate and issue (where required) the documents which are necessary or appropriate to implement the Transaction (the “Offer Documentation”) (which we would not do without the following undertakings), you agree to the following:

1.                                      INDUCEMENT FEE PAYMENT EVENT

1.1                               On the occurrence of an Inducement Fee Payment Event (as defined in paragraph 1.2 below), you will pay to us by way of compensation, £70,912,554 (exclusive of any amount in respect of VAT and subject to paragraph 2), being one per cent. of the aggregate value of the Offer, calculated by reference to the then Offer price per Autonomy Share and the fully diluted equity share capital of Autonomy (as such term is understood by the Panel and in accordance with the Panel’s Practice Statement No. 23), provided, however, that no proposals made to the holders of the options under the Autonomy Share Schemes or the holders of the Convertible Bonds shall be taken into account for the purposes of calculating the aggregate value of the Offer (the “Inducement Fee”).

1.2                               An “Inducement Fee Payment Event” shall be deemed to have occurred if between the date of the release of the Press Announcement and the earlier of: (a) the date the Offer becomes or is declared wholly unconditional (or, in the event the Offer is implemented by way of a Scheme, the date the Scheme becomes effective by registration of the relevant court order and issue of a certificate in relation to any reduction of capital associated with the Scheme) and (b) 31 December 2011 (the “Long Stop Date”):

1.2.1                     the Board of Autonomy do not in the document containing the Offer provide a unanimous and unqualified recommendation of the Transaction, other than in circumstances where the Board of Autonomy determines or publicly announces that they are recommending or have agreed or resolved to recommend a Competing Proposal or for a temporary failure to provide a recommendation of the transaction during the period when the Board of Autonomy is considering whether or not to recommend a Competing Proposal under paragraph 4 below; or

1.2.2                     the Board of Autonomy withdraw, qualify or adversely modify their unanimous and unqualified recommendation of the Transaction, other than in circumstances where the Board of Autonomy determines or publicly announces that they are recommending or have agreed or resolved to recommend a Competing Proposal or for a temporary withdrawal, qualification or adverse modification of their recommendation of the transaction during the period when the Board of Autonomy is considering whether or not to recommend a Competing Proposal under paragraph 4 below; or

1.2.3                     the Board of Autonomy do not give a unanimous and unqualified recommendation of a Revised Offer announced by HP BV in accordance with paragraph 4 below; or

1.2.4                     a Competing Proposal is made and subsequently becomes or is declared unconditional in all respects or is completed.

For the purposes of this letter agreement, a “Competing Proposal” shall mean any approach, proposal or offer (whether or not subject to pre-conditions) put forward by a third party who is not acting in concert with HP BV for: (i) an offer (as defined in the City Code) for 30% or more of the share carrying voting rights in Autonomy (whether proposed to be implemented by way of tender offer or scheme of arrangement); or (ii) any transaction which would comprise a Class 1 transaction under the Listing Rules for Autonomy.

2.                                      PAYMENT OF INDUCEMENT FEE

2.1                               You shall pay the Inducement Fee to us within five business days of the occurrence of the Inducement Fee Payment Event, provided that in no circumstances shall the Inducement Fee be paid more than once.

2.2                               Each of us intends and shall use all reasonable endeavours to secure that the Inducement Fee is not treated for VAT purposes as consideration for a taxable supply.

2.3                               If and to the extent that HM Revenue & Customs (“HMRC”) determine that the Inducement Fee is consideration for a taxable supply, adjustments shall be made as follows:

2.3.1                     if VAT is chargeable on that supply and Autonomy is liable to account to HMRC for such VAT by way of reverse charge then, to the extent that any VAT chargeable on the supply represents irrecoverable VAT for Autonomy, the amount of the

Inducement Fee shall be reduced so that the Inducement Fee payable, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, is equal to £70,912,554; and

2.3.2                     to the extent that Autonomy has already paid an amount in respect of the Inducement Fee which exceeds the amount described in paragraph 2.3.1, HP BV shall promptly repay to Autonomy such amount as will ensure that the aggregate amount paid by Autonomy by way of Inducement Fee, together with the Irrecoverable VAT described in paragraph 2.3.1 and less the repayment described in this paragraph 2.3.2, is equal to the Inducement Fee; or

2.3.3                     if VAT is chargeable on that supply and HP BV is liable to account to HMRC or any other EU tax authority for such VAT (such VAT being the “Relevant VAT”), then, subject to paragraph 2.8, the amount of the Inducement Fee (exclusive of any amount in respect of VAT) payable by Autonomy to HP BV shall be x where:

x = IF / (1 + 0.20p)

where:

IF is the amount of the Inducement Fee (exclusive of any amount in respect of VAT) before taking into account the effect of this paragraph 2.3.3; and

p is the proportion of the amount in respect of the Relevant VAT payable by Autonomy in accordance with this paragraph 2.2.2 which represents Irrecoverable VAT for Autonomy, expressed as a percentage (so that, for example, where Autonomy is entitled to recover a quarter of the amount in respect of the Relevant VAT, p shall be 0.75), and the aggregate of x and the amount in respect of the Relevant VAT shall, subject to receipt of the VAT invoice referred to in paragraph 2.4, be payable by Autonomy to HP BV as follows:

(i)                                     such part thereof as equals IF, on the date referred to in paragraph 2.1; and

(ii)                                  the balance, in accordance with the second sentence of paragraph 2.4.

2.4                               Autonomy shall provide HP BV with the value of p in the formula set out in paragraph 2.3.3 prior to the date referred to in paragraph 2.1 and HP BV shall provide Autonomy with a valid VAT invoice, showing (inter alia) the amount in respect of the Relevant VAT.

2.5                               If, after any payment has been made under paragraph 2.3.3, it subsequently transpires that the value which has been taken into account as p in the formula set out in paragraph 2.3.3 is incorrect, the parties shall make such payments between themselves as will place them in the position they would have been in had the correct value of p been taken into account and, if appropriate, HP BV shall issue a valid VAT credit note or an amended valid VAT invoice to HP BV.

2.6                               Any sums payable under this letter agreement shall be paid in full in immediately available funds (without deduction or withholding, save as required by law, and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account as may be reasonably notified to Autonomy by HP BV for such purposes.

2.7                               Any adjusting payment required to give effect to paragraph 2.3.1 shall be made on the date three business days prior to the date on which Autonomy is required to account to HMRC for any such reverse charge VAT.  Any adjusting payment required to give effect to paragraph 2.3.3 shall be made on the date three Business Days after the date on which Autonomy recovers (by way of credit or refund) or could have so recovered if, acting reasonably, any such amount of VAT as is referred to in that paragraph and for this purpose Autonomy shall be treated as recovering an amount of VAT by way of credit on the day on which it submits the VAT return in which credit claimed in respect of any part of the amount in respect of the Relevant VAT.

2.8                               Nothing in this letter agreement shall oblige you to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the City Code or which would not be permitted under the Listing Rules.

2.9                               For the purpose of this paragraph 2:

2.9.1                     “VAT” means value added tax as referred to in the UK Value Added Tax Act 1994 or any tax of a similar nature levied in any other EU member state or which may be substituted for such tax;

2.9.2                     “Irrecoverable VAT” means, in relation to any person, any amount in respect of VAT which that person has incurred and in respect of which that person is not entitled to recover by way of deduction or refund from HMRC and/or any other tax authority in any jurisdiction, as is applicable, pursuant to domestic rules, any European Council Directive or otherwise; and

2.9.3                     references to any person include, where applicable, references to the representative member of any group of which such person is a member for VAT purposes.

3.                                      NON-SOLICITATION & EXCLUSIVITY

3.1                               Autonomy agrees that until noon on the day that is five weeks from signature of this letter agreement, neither it nor any member of the Autonomy Group (as defined in paragraph 8.1 below) (nor any of its or their respective Representatives (as defined in paragraph 8.1 below)), shall directly or indirectly:

3.1.1                     knowingly solicit, initiate or encourage the submission of proposals or offers from any person (other than HP BV) in relation to a Competing Proposal, provided that, subject to the terms of this letter agreement, nothing in this paragraph 3.1.1 shall prevent Autonomy or any member of the Autonomy Group (as defined in paragraph 8.1 below) (nor any of its or their respective Representatives (as defined in paragraph 8.1 below)) from responding to any approach, proposal or offer made by any person (other than HP BV) after the date of this letter agreement, provided that such approach, proposal or offer has not been made as a consequence of any breach of this paragraph 3.1.1; or

3.1.2                     provide information to any person (other than HP BV and its representatives) in response to any approach, proposal or offer (including, without limitation, providing any information to assist any person in obtaining any regulatory consents or approvals in connection with such proposal or offer) in relation to a Competing Proposal, except:

(i)                                     as required under Rule 20.2;

(ii)                                  to the extent that the Board of Autonomy have determined in good faith and with the benefit of legal and financial advice that information is required to be given to comply with (i) their fiduciary directors duties owed to Autonomy, their legal duties (including under the Code but excluding any conflicting contractual duties), (ii) any other applicable law or regulation, including, for the avoidance of doubt and without limitation, the Code, or (iii) the requirements of any applicable regulatory authority or body, including, for the avoidance of doubt and without limitation, the Panel, the London Stock Exchange and the Financial Services Authority; or

(iii)                               for information that has been requested in writing by the third party making the relevant Competing Proposal and which the Board of Autonomy reasonably considers is information that is (i) required by such third party in order for it to proceed with the relevant Competing Proposal, and (ii) is reasonable for such third party to be requesting in light of the particular characteristics of, and facts and circumstances surrounding, such third party with respect to its Competing Proposal, provided that, in any such case, there has been no breach of paragraph 3.1.1.

3.2                               Autonomy undertakes promptly to notify HP BV of any request made by any person under Rule 20.2 and, provided it is lawful to do so, Autonomy undertakes promptly to notify HP BV in the event of, but only of the fact of, any approach, proposal or offer in relation to a Competing Proposal being received by it or any member of the Autonomy Group (or any of its or their respective Representatives) from any person after the date of this letter agreement.  For the avoidance of doubt, Autonomy shall not be required to notify HP BV of the identity of such person or of the terms of such approach, proposal or offer, nor keep it informed of any discussions in respect of such approach, proposal or offer. The provisions of this paragraph 3.2 are without prejudice to paragraph 4 below.

3.3                               Autonomy undertakes to immediately notify and provide to HP BV any information that Autonomy or any of its Representatives provides to a third party in connection with any proposal that could lead to any approach, proposal or offer in relation to a Competing Proposal (including without limitation that provided in relation to paragraph 3.1.2 above), without any need for HP BV to make a request for information under Rule 20.2 of the City Code.

3.4                               Without prejudice to paragraph 3.1, if Autonomy or any of its Representatives receive any request for information under Rule 20.2 of the City Code, Autonomy shall, in complying with such request, provide only such information (and in the same form) as it has previously provided to HP BV and only to the extent that such information has been requested.

3.5                               Autonomy warrants that, as at the date of this letter agreement, there are no current negotiations or other communications between it or any member of the Autonomy Group (nor any of its or their Representatives) and any third party (other than HP BV) in respect of any Competing Proposal.

4.                                     MATCHING RIGHT

4.1                               Autonomy agrees that if the Autonomy Directors determine that any Competing Proposal constitutes a Superior Proposal, it shall:

4.1.1                     confirm to HP BV in writing (a “Superior Proposal Notice”) that the Autonomy Directors have determined that such Competing Proposal potentially constitutes a Superior Proposal;

4.1.2                     provide to HP BV the material details that led the Autonomy Directors to determine that the Competing Proposal potentially constitutes a Superior Proposal (including, but not limited to the offer price, the nature of consideration contained in and the identity of any persons involved in the Superior Proposal); and

4.1.3                     notify (orally and in writing) HP BV of the time and date of any meeting of the Autonomy Directors (a “Recommendation Meeting”) convened to consider whether or not to recommend the Superior Proposal.

4.2                               Autonomy agrees to procure that the Autonomy Directors shall not recommend any Superior Proposal or withdraw the Scheme incorporating the Transaction (if applicable) until the Recommendation Meeting.

4.3                               If, following receipt of a Superior Proposal Notice:

4.3.1                     HP BV fails to confirm to either Autonomy or Autonomy’s financial advisers within two Business Days of receipt of the Superior Proposal Notice that HP BV intends (i) to increase its offer to a price per Autonomy Share equal to or greater than that provided under the Superior Proposal or (ii) to make an offer or proposal which would, in the reasonable opinion of Autonomy’s financial advisers, provide equal or superior financial value to Autonomy Shareholders in comparison to such Superior Proposal (and is, in either case, otherwise on terms which are, in the reasonable opinion of Autonomy’s financial advisers, substantially equal to or better than those contained in the Superior Proposal) (the “Revised Offer”); or

4.3.2                     HP BV, having confirmed its intention to increase or improve its offer in the form of a Revised Offer, fails to announce such Revised Offer within two Business Days of providing such confirmation, the Autonomy Directors shall be entitled to withdraw, qualify or modify their recommendation of the Transaction.  If HP BV provides the confirmation referred to in paragraph 4.3.1, then Autonomy agrees to procure that the Autonomy Directors shall make a unanimous and unqualified recommendation of the Revised Offer and HP BV shall be entitled to refer to such recommendation in any announcement made in connection with the Revised Offer.

4.4                               In the event that a “competitive situation” arises under Rule 32.5 of the Code between HP BV and a third party or parties, Autonomy shall use all reasonable endeavours to ensure that the auction procedure determined by the Panel shall give effect to and be consistent with HP BV’s rights and the obligations of Autonomy under this paragraph 4.  If the Panel imposes an auction procedure that would require Autonomy to breach its obligations set out in this paragraph 4, HP BV and Autonomy agree that the relevant provisions of this paragraph 4 shall not apply solely to the extent required to permit Autonomy to comply with the auction procedure imposed by the Panel under Rule 32.5 of the Code.

4.5                               The undertakings in paragraphs 4.1.1 and 4.1.2 above will not oblige the Autonomy Directors to provide or disclose any confirmations, details or information (“Disclosures”) to HP BV where they have received written legal advice that the relevant Disclosures would result in a breach of binding confidentiality obligations owed by Autonomy to any third parties or in a breach of their fiduciary directors duties owed to Autonomy or applicable law or regulation, and in that case, the obligation on the Autonomy Directors shall be limited to the provision of such information or details which would not result in any such breaches.

4.6                               For the purposes of this letter agreement, a “Superior Proposal” means a bona fide Competing Proposal which the Autonomy Directors consider, acting reasonably and in good faith and after consultation with their legal and financial advisers, is capable of being announced and is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to complete the transactions contemplated by such proposal) and which, if implemented, would be superior to the Transaction from a financial point of view for Autonomy Shareholders, and which the Autonomy Directors are minded to recommend.

4.7                               The obligations of Autonomy under this paragraph 4 will not oblige Autonomy to procure that the Autonomy Directors do not recommend any Superior Proposal or withdraw the Scheme (or do not do so before a particular time) or that the Autonomy Directors make a recommendation of the Revised Offer or prevent the Autonomy Directors from withdrawing, qualifying or modifying their recommendation of the Transaction if the Autonomy Directors have determined in good faith and with the benefit of legal and financial advice that, if Autonomy were to comply with those obligations, to do so would breach (i) their fiduciary directors duties owed to Autonomy or their legal duties (including under the Code but excluding any conflicting contractual duties), (ii) any other applicable law or regulation or (iii) the requirements of any applicable regulatory authority or body, including, for the avoidance of doubt and without limitation, the Panel, the London Stock Exchange and the Financial Services Authority.

5.                                      CONDITIONS AND REGULATORY FILINGS

5.1                               Hewlett-Packard Company shall use all reasonable endeavours to procure the satisfaction of the positive conditions set out in paragraphs b. and c. of Appendix 1 to the Press Announcement (the “Conditions”), as soon as reasonably practicable following the date of this letter agreement.  In particular and without limitation:

5.1.1                     Hewlett-Packard Company shall consult with its advisers in the preparation and submission of all Regulatory Filings for the purpose of obtaining the Clearances as soon as reasonably practicable following the date of this letter agreement;

5.1.2                     Hewlett-Packard Company shall, or shall procure that its advisers shall, consult with Autonomy or its advisers for the purpose of obtaining the Clearances as soon as reasonably practicable following the date of this letter agreement; and

5.1.3                     Hewlett-Packard Company, upon the request of Autonomy (having given reasonable notice of such request), shall provide to Autonomy such information regarding the status of the Regulatory Filings and Clearances as it considers is reasonable to enable Autonomy to having a reasonable understanding of the position regarding the satisfaction of the Conditions.

5.2                               Without prejudice to Hewlett-Packard Company’s obligations under paragraph 5.1, Autonomy shall, and shall procure that its Group Companies (and its and their respective Representatives) shall, work cooperatively with Hewlett-Packard Company and advisers nominated by it in the preparation and submission of all Regulatory Filings for the purposes of obtaining the Clearances as soon as reasonably practicable following the date of this letter agreement and shall promptly provide to Hewlett-Packard Company or its advisers nominated by it all information necessary or reasonably desirable for inclusion in any

Regulatory Filings, provided that Autonomy may provide Confidential Business Information directly (and only) to Hewlett-Packard Company’s legal advisers.

5.3                               Pursuant to paragraph 5.1, if it becomes reasonably apparent that any anti-trust or regulatory authority will provide the relevant Clearance for the purposes of the Conditions, subject to conditions, obligations, undertakings and/or modifications (each a “Commitment”):

5.3.1                     Hewlett-Packard Company shall offer, accept and agree to any such Commitments as may be reasonably necessary to obtain such Clearance as rapidly as possible, thereby, where applicable, avoiding a decision by such authority to open an in depth or second phase investigation, provided always that nothing in this paragraph 5.3.1 shall require Hewlett-Packard Company to offer, accept or agree to any Commitments that would individually or in aggregate have a material adverse effect on:

(i)                                     the existing operations of the Wider Hewlett-Packard Group (and, for these purposes, the Wider Hewlett-Packard Group shall be deemed to have profits, revenues and assets of the same consolidated amounts as the current Wider Autonomy Group); or

(ii)                                  the existing operations of  the Wider Autonomy Group taken as a whole; or

(iii)                               the benefits to Hewlett-Packard Company of the Transaction as described in the Press Announcement.

5.3.2                     if, notwithstanding Hewlett-Packard Company’s compliance with paragraph 5.3.1, such authority should adopt a decision to open an in depth or second phase investigation, Hewlett-Packard Company shall offer, accept and agree to any such Commitments as may be reasonably necessary in order to obtain such Clearance as rapidly as possible, provided always that nothing in this paragraph 5.3.2 shall require Hewlett-Packard Company to offer, accept or agree to any Commitments that would individually or in aggregate have a material adverse effect on:

(i)                                     the existing operations of the Wider Hewlett-Packard Group (and for these purposes the Wider Hewlett-Packard Group shall be deemed to have profits, revenues and assets of the same consolidated amounts as the current Wider Autonomy Group); or

(ii)                                  the existing operations of  the Wider Autonomy Group taken as a whole; or

(iii)                               the benefits to Hewlett-Packard Company of the Transaction as described in the Press Announcement.

5.4                               For the purposes of paragraph 5, (i) “Regulatory Filings” means any notification, document or filing which is required to be made or which Hewlett-Packard Company reasonably considers to be necessary or appropriate for the purposes of implementing the Transaction (including for the avoidance of doubt all anti-trust and other regulatory filings); (ii) “Clearances” shall mean all consents, clearances, permissions and waivers as may be necessary or which Hewlett-Packard Company reasonably considers to be appropriate, and all filings and waiting periods as may be necessary, from or under the law, regulations or practices applied by any applicable regulatory authority (including (without limitation) the

United States Federal Trade Commission and the Department of Justice) in connection with the implementation of the Transaction; and (iii) “Confidential Business Information” means, in relation to a party, information the disclosure of which would adversely affect its legitimate business interests.

6.                                      SWITCH TO SCHEME

6.1                               As at the date of this letter agreement, HP BV intends to implement the Transaction by way of a takeover offer under Part 28 of the Companies Act.  In order to achieve this, you undertake to:

6.1.1                     provide HP BV with all such information relating to Autonomy and the Autonomy Group as may reasonably be required for inclusion in the Offer Documentation and to provide all such other assistance as HP BV may reasonably require in connection with the preparation of the Offer Documentation, in each case as soon as reasonably practicable; and

6.1.2                     procure that all Offer Documentation (where appropriate) contains the unanimous and unqualified recommendation of the Board of Autonomy to accept such offer(s) contained therein (except to the extent that the Board of Autonomy have determined in good faith and with the benefit of legal and financial advice that in order not to breach their fiduciary directors duties owed to Autonomy such recommendation should not be given or should be withdrawn or modified).

6.2                               HP BV may wish, at any time, to implement the Transaction by way of a Scheme on substantially similar terms and conditions to those set out in the Press Announcement and any modification or amendment thereto as may be required by the Panel or otherwise necessary in order to change the method of implementation to a Scheme.  In the event that HP BV elects at any time to implement the Transaction by way of a Scheme, you undertake to take or cause to be taken all reasonable steps promptly to implement a Scheme.

6.3                               Further, if HP BV elects at any time to implement the Transaction by way of a Scheme, Autonomy shall consult with and obtain the prior consent of HP BV in all applications to and dealings with the Panel and the Court in connection with the Scheme and shall keep HP BV promptly informed of all such matters and dealings.

7.                                      ACCEPTANCE PERIOD

If, at the relevant time on any closing date (which may be the first or any subsequent closing date) in respect of the Offer, the Offer has not then become or been declared unconditional as to acceptances, HP BV shall, unless it and Autonomy have agreed otherwise in writing, be obliged to extend the Offer for such further period as may be agreed between HP BV and Autonomy (both acting reasonably and taking into account usual market practice and all other relevant facts and circumstances) (or, in the absence of an agreement by the time the extension would need to be announced, by the lesser of 7 days and the period remaining under the following proviso) provided always that nothing in this paragraph 7 shall require HP BV to extend the period during which the Offer may become or be declared unconditional as to acceptances beyond midnight on the sixtieth day after the day on which the initial offer document in respect of the Offer is published.

8.                                      MISCELLANEOUS

8.1                               For the purposes of this letter agreement: (i) “Group Companies” shall mean in relation to any body corporate, any other body corporate which is from time to time its holding company or subsidiary undertaking or a subsidiary undertaking of its holding company and “Group” shall be construed accordingly; and (ii) “Representatives” in relation to any person means its directors, employees, auditors, advisers, agents or other representatives.

8.2                               All rights, consents and obligations of the parties under this letter agreement shall, subject to accrued rights and obligations and the provisions of this paragraph 8 and unless otherwise agreed by the parties, cease on the Long Stop Date or (if earlier) in the following events: (i) a material breach of this letter agreement by any of the parties; (ii) failure of any of the conditions to the Offer and invocation of such a condition by HP BV with the consent of the Panel; or (iii) following the issue of the Press Announcement, the Offer either lapsing, being withdrawn or not being made.

8.3                               No term of this letter agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this letter agreement.

8.4                               No failure by either of us in exercising any right, power or privilege hereunder shall constitute a waiver of any such right, power or privilege, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power or privilege.

8.5                               In the event that any part (including any sub-paragraph or part thereof) of this letter agreement shall be void or unenforceable by reason of any applicable law, it shall be deemed to be deleted and the remaining parts of this letter agreement shall continue in full force and effect.

8.6                               Any notice, claim or demand in connection with this letter agreement shall be given in writing to the relevant party at the address stated below (or such other address as it shall previously have notified to the other party).  Any notice sent by fax shall be deemed received when sent, any notice sent by hand shall be deemed received when delivered and any notice sent by first class post within the United Kingdom shall be deemed received 48 hours after posting.

If to HP BV or Hewlett-Packard Company:

Hewlett-Packard Vision B.V./Hewlett-Packard Company
c/o Jeffery Roberts
Gibson Dunn & Crutcher LLP
Telephone House
2-4 Temple Avenue
London EC47 0HB
United Kingdom)

Fax number: +44 (0)20 2020 9291

If to Autonomy:

Autonomy Corporation plc

Cambridge Business Park, Cowley Road

Cambridge CB4 0WZ

United Kingdom

Attn: Company Secretary

Fax number: +44 (0)1223 448 040

8.7                               Except as set out in this paragraph 8, no variation of the terms of this letter agreement, or the termination of this letter agreement, shall be effective unless it is in writing (which for this purpose does not include email) signed by both parties.

8.8                               This letter agreement may be entered into in any number of counterparts, all of which taken together shall constitute the same agreement.  Either party may enter into this letter agreement by signing such a counterpart.

8.9                               Each of the parties to this letter agreement confirms that it represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto.

8.10                        HP BV appoints Gibson Dunn & Crutcher LLP (attention Jeffery Roberts) of Telephone House, 2-4 Temple Avenue, London EC47 0HB; fax number +44 (0)20 2020 9291) as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this letter agreement (including its formation).  Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by them).  If for any reason such agent ceases to be able to act as agent or no longer has an address in England, HP BV shall forthwith appoint a substitute acceptable to Autonomy and deliver to Autonomy the new agent’s name, address and fax number.

8.11                        This letter agreement and any dispute or claim arising out of, or in connection with, it (whether contractual or non-contractual in nature) shall be governed by and construed in accordance with English law and both parties submit to the exclusive jurisdiction of the Courts of England and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

8.12                        You acknowledge that damages alone may not provide all adequate remedy for any breach by you of the provisions of this letter and, accordingly, without prejudice to any and all other rights or remedies that we might have, we shall be entitled without proof of special damage to the remedies of injunction and other equitable relief for any threatened or actual breach of the provisions of this letter agreement, provided always that the aggregate amount payable by you in respect of all and any breaches of the provisions of this letter shall not in any circumstances exceed the Inducement Fee.

Please confirm your agreement to the terms of this letter agreement by signing and returning the enclosed duplicate.

Yours faithfully,

/s/ Paul T. Porrini	/s/ Léo Apotheker
Paul T. Porrini Duly authorised for and on behalf of Hewlett-Packard Vision B.V. Date 18 August 2011	Léo Apotheker Duly authorised for and on behalf of Hewlett-Packard Company Date 18 August 2011

We agree to the above.

/s/ [illegible]
Duly authorised for and on behalf of
Autonomy Corporation plc
Date 18 August 2011